
SEC MAIL PROCESSING
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FEB 27 2007
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SECTION



SECU[...]ION

07002611

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTRESS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E. SUITE 272
(No. and Street)

ATLANTA (City) GEORGIA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. WILLIAMSON (404) 469-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
(Name – *if individual, state last, first, middle name*)

2750 PREMIERE PARKWAY, SUITE 800 (Address) DULUTH, (City) GEORGIA (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE ALAN WILLIAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTRESS GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT & CFO
Title


Notary Public My commission expires November 7, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

Financial Statements and
Supplemental Information
December 31, 2006

FORTRESS GROUP, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Group, Inc.

We have audited the accompanying balance sheet of Fortress Group, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Westbrook, McGrath, Bridges, Orth & Bray

February 21, 2007

FORTRESS GROUP, INC.

Balance Sheet
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	148,952
Investments		-
Accounts receivable		87,038
Prepaid expenses and deposits		13,751
Total current assets		249,741
FIXED ASSETS, less accumulated depreciation of $13,875 in 2006		20,833
	$	270,574

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	100,118
		100,118
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000 shares authorized, 2,600 shares issued and outstanding		26
Paid-in capital in excess of par		25,974
Retained earnings		144,456
		170,456
	$	270,574

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2006

REVENUE	
Commissions and fees	$ 1,739,926
Interest	37,920
	1,777,846
EXPENSES	
Salaries and wages	518,000
Advertising	7,222
Parking deck fees	1,950
Bank Fees	269
Contributions	
Regulatory fees & expenses	12,815
Depreciation	7,278
Dues & subscriptions	940
Insurance	7,891
Interest	204
Licenses & fees	2,920
Meals & entertainment	6,046
Office supplies & expenses	5,384
Pension expense	88,000
Printing	(8,083)
Professional fees	20,723
Repairs & Maintenance	1,396
Rent & administration	26,817
Research	22,939
Postage & delivery	395
Seminars	150
Payroll Taxes	27,979
Telephone	10,085
Travel	22,078
	783,398
NET INCOME	$ 994,448

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2006

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance, January 1, 2005	2,600	$26	$25,974	$790,008
Dividends paid to Stockholders				(1,640,000)
Net income				994,448
Balance, December 31, 2005	2,600	$26	$25,974	$144,456

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (Loss)	$ 994,448
Non cash items included in net income	
Depreciation	7,278
Changes in:	
Accounts receivable	(68,288)
Prepaid expenses and deposits	(2,826)
Accrued expenses	2,796
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	933,408
CASH FLOWS FROM INVESTING ACTIVITIES:	
Addition of fixed assets	(19,273)
Sale of securities	792,352
NET CASH USED BY INVESTING ACTIVITIES	773,079
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid to Stockholders	(1,640,000)
NET CASH USED BY FINANCING ACTIVITIES	(1,640,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66,487
CASH AND CASH EQUIVALENTS, beginning of year	82,465
CASH AND CASH EQUIVALENTS, end of year	$ 148,952

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of alternative asset limited partnership interests with institutional investors. The Company's clients are generally U.S. alternative assets investment managers. On December 22, 2002 the Company formally changed its name from Fortress Williamson Securities, Inc. to Fortress Group, Inc.

Cash and cash equivalents - The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Investments in marketable securities – The Company's investments consist of debt securities which are classified as held-to-maturity securities since the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on there contractual maturity date and are stated at amortized cost.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2010. Annual future minimum rental payments under the Company's non-cancelable operating leases are as follows:

Year Ending December 31	Amount
2007	$41,802
2008	42,495
2009	32,580
	116,877

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2006, the Company had adjusted net capital of $45,855 which was $39,181 in excess of its required net capital of $6,674.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period December 31, 2006 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2006. Consequently, a reconciliation was not required and is therefore not included herein.

NOTE 4 - PENSION PLAN:

The Company maintains a Simplified Employee Pension plan covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2006 was approximately $88,000 and is included in expenses in the statements of operations.

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Fortress Group, Inc.

Our report on our audit of the basic financial statements of Fortress Group, Inc. for 2006 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Bridges, Orth & Bray

February 21, 2007

FORTRESS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2006

Computation of Net Capital

Total ownership equity from balance sheet	$ 170,456
Deduct:	
Total nonallowable assets from balance sheet	121,622
2.0% haircut on money market fund in the amount of $148,952	2,979
Total nonallowable assets	124,601
Net capital	45,855
Minimum net capital requires (Greater of $5,000 or 6-2/3% of aggregate indebtedness of $100,118)	6,674
Excess net capital	$ 39,181

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2006 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2006. Consequently, a reconciliation was not required and is therefore not included herein.

FORTRESS GROUP, INC.
RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2006

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$148,952			$148,952
Accounts receivable	87,038			87,038
Investments	0			0
Other assets	0			0
Fixed assets, less accumulated depreciation	20,833			20,833
Deposits	13,751			13,751
	$270,574	$0	$0	$270,574
LIABILITIES				
Current liabilities	$100,118			$100,118
	100,118	0	0	100,118
STOCKHOLDERS' EQUITY				
Common stock	26			26
Additional paid-in capital	25,974			25,974
Retained Earnings	144,456			144,456
	170,456			170,456
	$270,574	$0	$0	$270,574
INCOME AND (EXPENSES)				
Revenue	$1,777,846			$1,777,846
Salaries	518,000			518,000
Other Compensation				0
Regulatory fees	12,815			12,815
Other expenses	252,583			252,583
	994,448	$0	$0	994,448

See Independent Auditors' Report on Supplemental Information

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Fortress Group, Inc.

In planning and performing our audit of the financial statements of Fortress Group, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fortress Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

Westbrook, McGrath, Bridges, Cotch & Bray

February 21, 2007

END